SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 13, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 11, 2015, entitled “Syneron Medical Appoints Jeff Nardoci as President of North America Body Shaping Group.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 13, 2015

Syneron Medical Appoints Jeff Nardoci as President of North America Body Shaping Group

IRVINE, Calif. November 11, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today that it has enhanced its North American leadership team with the appointment of Jeff Nardoci as President of its North America Body Shaping Group. In this position, Mr. Nardoci will be responsible for the development and execution of the Company’s growth strategies for UltraShape and VelaShape. He will report to Bill Griffing, CEO of Syneron Candela North America.

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “Since joining Syneron in July, Jeff has demonstrated strong leadership skills and contributed significantly to our North America team. Combined with his strong track record of driving growth strategies in previous positions, this gives us confidence that he will have a significant impact on our execution in the body shaping market. His main focus will be the ongoing launch of UltraShape, driving our strategy for gaining market share and partnering with customers to increase system utilization. He has relevant experience leading a recurring revenue business model in aesthetics, including working closely with customers with an integrated team approach to provide effective and meaningful support.”

Mr. Nardoci said, “UltraShape and VelaShape are uniquely positioned as highly-effective, patient- and practice-friendly devices with complementary body shaping applications. They address a large and growing market opportunity and we are very well positioned given the strength of our technology, strong customer relationships, and high patient and practice satisfaction with our devices.  Our products are uniquely positioned to provide fast, comfortable and customizable body shaping treatments. The group has achieved strong results to-date and we will continue to invest in our sales and marketing programs to capture a greater share of the body shaping market. In my time at Syneron I have been impressed with the Body Shaping Group and I am excited by our tremendous potential to drive growth as we continue to execute on the launch of UltraShape.”

Mr. Nardoci joined Syneron’s North American team in July 2015 as Senior Vice President, Commercial and Customer Strategy with responsibility for the development and implementation of strategies and programs to drive growth and improve efficiencies of the North American Body Shaping and Aesthetics Groups. Prior to joining Syneron, Mr. Nardoci served as Senior Vice President, Chief Strategy & Marketing Officer at Banner Health. In this position, he was responsible for the development of a long range strategic plan and annual operating plan supporting a $6 billion health care system. Prior to Banner, he held senior roles at Solta Medical, Bausch & Lomb, and Nabisco Foods Group. Mr. Nardoci received a B.A. in Economics from Fairleigh Dickinson University.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia,China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com